Exhibit 99.2

NEWS RELEASE
OTCQB: CPPXF

CONTINENTAL CLOSES $ 300,000 PRIVATE PLACEMENT

Vancouver, BC – 28 November 2017 - Continental Energy Corporation (OTCQB: CPPXF) (the “Company”), an emerging integrator of small scale refinery infrastructure with stranded crude oil production, today announced that it has closed a private placement with a Dubai based group of investors and raised US$ 300,000 in working capital.

In accordance with the terms of the placement the Company is issuing a total of 6,000,000 "Units" at a value of US$ 0.05 per Unit. Each one Unit consists of one common share of the Company and one warrant to purchase an additional common share at a fixed price of US$ 0.10 per common share for a term of one year from issue.

No commissions or fees of any kind were paid with respect to this transaction. The subscribers are all arms-length accredited investors and unrelated parties to the Company.

On behalf of the Company,
Richard L. McAdoo
Chief Executive Officer

Source: Continental Energy Corporation
Media Contacts: Byron Tsokas, Vice President, (+1-403-629-8840) btsokas@continentalenergy.com
                                Robert V. Rudman, CFO, (+1-561-779-9202) rrudman@continentalenergy.com
Further Info: www.continentalenergy.com

No securities regulatory authority has either approved or disapproved the contents of this news release.

Forward Looking Statements - Any statements in this news release that are not historical or factual at the date of this release are forward looking statements. There are many factors which may cause actual performance and results to be substantially different from any plans or objectives described in any forward looking statements. Readers should also refer to the risk disclosures outlined in the Company's regulatory disclosure documents filed with the Securities and Exchange Commission available at www.sec.gov. The Company assumes no obligation to update the information in this release.